SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 07/04 - April 02, 2004

Our Investor Relations area is disclosing in our home page www.copel.com - at the Investor Relations section - the 2003 Quarterly Report as of December 2003.

Please see attached file.

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team
Phone: (55-41) 222-2027

Ricardo Portugal Alves	ricardo.portugal@copel.com
Solange Elizabeth Maueler	solange@copel.com
Carlos Alberto C. Lucio	clucio@copel.com
Pedro Marcelo Gonçalves	pedro.marcelo@copel.com

QUARTERLY REPORT - DECEMBER 2003

This Quarterly Report, published by COPEL’s Financial and Investor Relations Office, is intended to furnish relevant information about the Company to shareholders, investment analysts, and the financial community.

1. MAIN EVENTS

-Net income: In the fourth quarter of 2003, COPEL recorded a loss of R$ 89.2 million. From January through December, COPEL’s net income reached R$ 171.1 million, or R$ 0.63 per lot of one thousand shares.

- Market expansion: Total power consumption throughout COPEL’s direct distribution area, including consumption by unregulated (“free”) customers, grew by 1.2% in 2003. Residential, commercial, and rural consumer segments grew by 1.7%, 5.0%, and 2.8%, respectively. The good performance of the commercial segment is due mainly to the modernization of the commercial sector and the opening of over 5,000 new commercial businesses in 2003. Industrial consumption throughout COPEL’s concession area dropped by 4.3% over the previous year on account of some industrial customers having become unregulated (“free”) customers and of the lower level of economic activities during this period.

-Rate increase: Under ANEEL Resolution 284, effective June 24, 2003, COPEL Distribution was allowed to increase its power rates for sales to final customers by 25.27%, on average. However, electricity bills paid when due have been granted by the Company a discount equivalent to the rate increase. As of January 1, 2004, such a discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers have to pay in full the 25.27% rate increase.

-Overdue customers: The rate increase discount afforded to electricity bills paid when due has caused a significant drop in the number of lapsed bills. In June 2003, overdue bills accounted for R$ 187 million, or 5.4% of the Company’s 12-month gross revenues. In September, this figure had dropped to 3.5% of the 12-month gross revenues, or R$ 122 million. The figure for lapsed bills in December was R$114 million, or 2.6% of the gross revenues. The delinquency rate was calculated by dividing bills overdue by between 15 and 360 days by gross 12-month revenue.

-“World’s Most Respected Companies”: In 2003 COPEL was ranked as the most respected public utility in Brazil and the third in the world according to an annual survey conducted by PriceWaterhouseCoopers in association with the Financial Times (the famous business daily newspaper published in Britain). The survey involved over one thousand interviews with CEOs and other corporate executive officers in 20 countries. COPEL is the only Brazilian company that was listed under the “public utilities” category, where it comes just after Electricité de France (EDF) and the German electric utility RWE.

-The Award for Best Investor Relations: COPEL was chosen by the United States’ Investor Relations Magazine as the Best Brazilian Company in Investor Relations (small and mid cap category). This award represents the opinion of investors and market analysts and their recognition of COPEL’s efforts to ensure a good relationship with investors and shareholders and the Company’s commitment to transparency and proper Corporate Governance procedures.

- CIEN Agreements: The new agreement resulting from the re-negotiation on August 18, 2003 of the power purchase agreements between COPEL and CIEN (Companhia de Interconexão Energética) was registered by ANEEL on December 23, 2003, having become effective as of that date.
In addition to energy purchase costs, this new agreement stipulates the amount of R$ 315 million to be paid in installments by COPEL from 2003 through 2007 (R$ 63 million a year) for the electrical power purchased prior to the re-negotiation. On the independent accountants’ recommendation, COPEL’s Board of Officers decided to accrue for the fiscal year 2003 the amounts pertaining to the forthcoming years (R$ 252 million).Payments shall be made as provided for by a memorandum of understanding between COPEL and CIEN.

-Araucária Thermal Power Plant: In May 2000, COPEL signed a power capacity purchase agreement with the Araucária Thermal Power Plant for 485 MW. In January 2003, the Company started renegotiating it. However, negotiations broke down as UEG Araucária notified COPEL of its appeal for arbitration to the Chamber of International Trade in Paris. To safeguard its rights, COPEL filed for an injunction pleading the suspension of the arbitration procedures, which was granted by a court of law in Paraná. UEG Araucária then filed an appeal to nullify the injunction obtained by COPEL. On June 25, 2003, the State Court of Law sustained the injunction granted to COPEL.
Based on outside legal counsel, COPEL decided to stop accruing amounts in connection with Araucária capacity. On August 14, 2003, COPEL filed a new precautionary suit against UEG Araucária in order to be allowed to produce evidence of the technical impossibility of operating the power plant in a continuous, safe, and permanent manner. A court-ordered inspection will be conducted, whereby an expert chosen by the court should prepare a technical report, based on prior inquiries by COPEL and UEG Araucária, with his or her findings. Technical assistants from both parties should participate in the inspection and issue reports with their own conclusions regarding those same inquiries. The expert chosen by the Court and the technical assistants chosen by the parties have already been appointed.
The preliminary hearing before the Chamber of International Trade – in which the Terms of Reference, the hearings schedule and the procedures to be followed are agreed upon – was held on February 20, 2004. COPEL formally stated during this preliminary hearing that it deemed the Paris venue inadmissible, since a Brazilian court had overruled the contract clause providing for international arbitration.
On March 15, 2004, a Court of Law in Paraná (3ª Vara da Fazenda Pública) judged to be null and void the clause providing for arbitration by the Chamber of International Trade in Paris and determined that the Brazilian Courts should be the proper venue to resolve any issues arising from the contract. Such decision is grounded on the fact that the arbitration clause had infringed Article 55, § 2°, of the Public Tenders Law (Lei de Licitações) which expressly states to be mandatory in such contracts a clause providing that any contractual issues should be solved by the court of law with jurisdiction over the place where the company has its main offices.

-Elejor: COPEL has decided to increase its equity in Elejor - Centrais Elétricas do Rio Jordão S.A., the special purpose company holding the concession to exploit and operate the Santa Clara and Fundão hydropower complex on the Jordão River. For this purpose the Company signed with Triunfo Participações e Investimentos S.A. (TPI) an agreement to purchase 30% of Elejor’s outstanding common shares. By means of this purchase COPEL will hold a controlling interest of 70% in Elejor. The value of the acquisition is estimated at R$ 37.2 million.

-Enercan: In November 2003 COPEL signed and agreement to sell its interest (16.73%) in Campos Novos Energia S.A. (ENERCAN), a special purpose corporation constituted to build and operate the Campos Novos hydroelectric power station (880 MW of installed capacity, located on the Canoas River in the State of Santa Catarina) and its related transmission system. This agreement was submitted to ANEEL and was approved under Resolution no. 53, dated February 17, 2004. As a result, Copel received R$ 17.7 million in November 2003 and a further R$ 73.6 million in February 2004.

-Debentures: On February 27, 2004, Copel reacquired the 1st series of simple debentures. Worth R$ 100 million, the series was remunerated at the DI + 1.75% per year.

2. MANAGEMENT

Workforce – COPEL’s workforce at the end of the fourth quarter amounted to 6,293 employees, assigned to the different subsidiaries as follows: COPEL Generation, 797; COPEL Transmission, 770; COPEL Distribution, 4,464; COPEL Telecommunications, 237; and COPEL Corporate Partnerships (COPELPAR), 25 employees.
At the end of the fourth quarter, COPEL Distribution recorded a customer-to-employee ratio of 693.

3. WHOLLY-OWNED SUBSIDIARIES

3.1. GENERATION

The performance of COPEL’s power plants from January through December 2003 is shown on the following table:

Power Plants	Installed Capacity (MW)	Assured Energy (MW/year)	Generation (GWh)
Hydro Plants	4,529.6	1,946.6	16,529.3
Gov. Bento Munhoz da Rocha Netto	1,676.0	576.0	4,208.0
Gov. Ney Aminthas de B. Braga	1,260.0	603.0	5,277.8
Salto Caxias	1,240.0	605.0	5,609.4
Gov. Pedro V. Parigot de Souza	260.0	109.0	977.7
Guaricana	36.0	13.6	118.6
Chaminé	18.0	11.6	98.5
Apucaraninha	10.0	6.7	64.9
Mourão	8.2	5.3	45.9
Derivação do Rio Jordão	6.5	5.9	51.8
Marumbi	4.8	3.9	21.1
São Jorge	2.3	1.6	13.4
Chopim I	2.0	1.3	16.1
Rio dos Patos	1.7	1.1	6.0
Cavernoso	1.3	0.9	8.6
Melissa	1.0	0.6	5.9
Salto do Vau	0.9	0.6	5.0
Pitangui	0.9	0.6	0.7
Termelétrica/Thermal Plant	20.0	14.0	68.8
Figueira	20.0	14.0	68.8
TOTAL	4,549.6	1,960.6	16,598.1

Main Features

No. of power plants: 18 (17 hydroplants and 1 thermoplant)
No. of automated power plants: 10
Total installed capacity: 4,550 MW
No. of step-up substations: 12
No. of automated step-up substations: 10
Transforming capacity: 5,004 MVA
Performance: the availability of COPEL’s generating units
over 10MW was 94.33% in 2003

3.2. TRANSMISSION

Transmission Lines

The following table presents the total length of COPEL’s transmission lines by voltage level:

Transmission Lines	km
69 kV	1,137.2
88 kV	58.2
138 kV	4,044.7
230 kV	1,575.6
525 kV	161.3
TOTAL	6,977.0

Substations

The main features of COPEL’s substations are shown below:

Substations	No.	Automated	MVA
69 kV	32	32	1,995.4
88 kV	-	-	5.0
138 kV	67	67	4,746.4
230 kV	21	21	6,459.7
525 kV	4	4	1,600.0
TOTAL	124	124	14,806.5

3.3. DISTRIBUTION

Consumption by consumer category

Power consumption is broken down by consumer category on the following table:

GWh
Class	2002	2003	Var %
Residential	4,307	4,381	1.7
Industrial	7,554	7,233	(4.3)
Commercial	2,726	2,864	5.0
Rural	1,216	1,250	2.8
Other	1,648	1,689	2.5
SUBTOTAL	17,451	17,417	(0.2)
Free customers outside the State of Parana	1,100	1,365	24.1
TOTAL	18,551	18,782	1.2

Industrial consumption by sector -The next table shows principais the power consumption by the main industrial sectors within da COPEL’s concession area:

GWh
Segment	2002	2003	Var (%)
Foodstuff	1,805	1,852	2.6
Paper. Cardboard & Pulp	1,646	1,230	(25.3)
Lumber	711	801	12.6
Chemicals	458	508	10.9
Non-metalic minerals	618	493	(20.3)
Transportation material	400	411	2.8
Other	1,916	1,938	1.1
TOTAL	7,554	7,233	(4.3)

The industrial consumer category recorded a drop in consumption due to the loss by the Company of a few large industrial customers who have become unregulated (“free”) customers and to the poor performance of the economy.

Number of customers – The number of customers billed by COPEL as of December 2003 is shown on the following table:

Customers
Class	Dec 2002	Dec 2003	Var %
Residential	2,361,718	2,428,812	2.8
Industrial	46,388	49,073	5.8
Commertial	252,031	257,408	2.1
Rural	313,642	321,491	2.5
Other	37,608	38,714	2.9
TOTAL	3,011,387	3,095,498	2.8

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by considerably reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of December 2003 was 1,337 km.

Quality of supply – The main indicators of power supply quality are DEC (outage duration by consumer/year) and FEC (outage frequency by consumer/year). The evolution of such indicators, as well as the average waiting times, are shown below:

	DEC (hours)	FEC (outages)	Waiting time (hours)
1999	12:23	13.38	1:33
2000	13:38	13.36	1:32
2001	12:56	12.40	1:26
2002	16:20	15.70	1:32
2003	18:53	16.54	1:37

Main Features
Total length of distribution lines: 165,167 km
Number of substations: 225
Number of automated substations: 143
Installed capacity: 1,420 MVA
Number of localities served: 1,112
Number of municipalities: 393

CONSOLIDATED ENERGY FLOW (GWh)
January through December 2003

Main self producers: Itiquira (612 GWh), Dona Francisca (489 GWh) and Foz do Chopim (177 GWh). Main bilateral contracts: Elektro (1,190 GWh) and Celesc (1,139 GWh).

3.4. TELECOMMUNICATIONS

The main physical indicators of telecommunications for December 2003 are:

Main Features

Total length of OPGW optical cables: 3,300 km
Total length of self-sustained optical cables: 1,700 km
Number of cities served: 79
Number of customers: 147

3.5 CORPORATE PARTNERSHIPS

3.5.1. Investment Portfolio

COPEL’s portfolio comprises interests in companies and consortia operating in different sectors, such as sanitation, services, gas supply, telecommunications, and research & development. The Company is currently reviewing its portfolio so as to maintain only those interests who are in sync with its core business and its strategic plan.

Power Sector

COPEL currently holds four partnerships in independent power producers in operation, constituted as special purpose companies (SPCs).

Dona Francisca Hydroelectric Power Plant: COPEL has a stake of 23.03% in Dona Francisca Energética S.A. (DFESA). The other partners are Grupo Gerdau (51.82%), CELESC (23.03%), and Desenvix (2.12%). DFESA was constituted in August 1998 to implement and run the Dona Francisca Hydroelectric Power Plant, located in the State of Rio Grande do Sul, whose concession originally belonged to CEEE – Companhia Estadual de Energia Elétrica. With an installed capacity of 125 MW and assured power of 80 MW/year, the facility entered commercial operation in February 2001. COPEL signed in 2003 a Power Purchase Agreement (PPA) for a 12-year term.

Palmas Wind Power Plant: Resulting from a partnership between COPEL (30%) and Wobber Windpower Ind. e Com. Ltda. (70%), this plant has been operational since February 1999. It is composed of five 500 kW wind power generators, totaling 2.5 MW of installed capacity, located in the Horizonte area, at a distance of 30 kilometers from the town of Palmas. The annual power yielded by this facility is estimated at 6,500 MWh. In 1999, COPEL signed a Power Purchase Agreement (PPA) for a 20-year term.

Foz do Chopim Hydroelectric Power Plant: To exploit the remaining hydraulic potential of the Júlio de Mesquita Filho Hydroelectric Power Plant, on the Chopim River, COPEL (with a 35.77% interest) and DM Planejamento e Participações Ltda.( with a 64.23% interest) set up Foz do Chopim Energética Ltda.
The facility has two generating units with installed capacity of 29.70 MW. Its assured power was set by ANEEL at 21.46 MW/year.
In October 2003, the plant’s operation license was renewed until October 2007. COPEL signed in 2001 a Power Purchase Agreement (PPA) with Foz do Chopim for a 10-year term.

Araucária Thermal Power Plant: The Araucária Thermal Power Plant was inaugurated in September 2002. The facility is located in the town of Araucária, within Curitiba’s metropolitan area, and features 484.7 MW of installed capacity, running on gas from Bolivia. The shareholders of this SPC are COPEL (with a 20% interest), El Paso (60%), and Petrobrás (20%). The facility is currently inoperative, however, due to operational and safety issues and to pending litigation.

Gas Sector

COMPAGÁS, a mixed capital utility, holds the concession to operate in piped gas distribution and commercialization in the State of Paraná. The State concession was granted to Compagás for 30 years starting on July 6, 1994, and the company started operating commercially on October 1, 1998. Its shareholders are COPEL (51.0%), Petrobras Gás S.A. – Gaspetro (24.5%), and Dutopar Participações Ltda.(24.5%).
At the end of the fourth quarter of 2003, the company recorded 100 customers in the Curitiba Metropolitan Area and Ponta Grossa, relying on 409 km of operational distribution pipelines. During 2003, COMPAGÁS recorded an average sales volume of 504,807 cubic meters of gas a day, out of which 454,822 m³/day were supplied to industrial customers, 46,769 m³/day to vehicular gas stations, and the remainder (3,216m³/day) to residential, commercial, and thermal power generation customers.

Telecommunications Sector

Sercomtel S/A Telecomunicações – Sercomtel is a corporation constituted under Brazilian laws, with headquarters in the city of Londrina, and a branch in the city of Maringá, in the State of Paraná. Its share capital totals R$ 242.8 million, distributed among shareholders as follows: COPEL (with 45% of common shares and 45% of preferred shares), City of Londrina (with 55% of common shares and 31.8% of preferred shares), and Banestado S.A. Corretora (with 23.2% of preferred shares).
Sercomtel offers fixed telephone services in the Londrina area, with 160,787 installed phone lines, 11 telephone stations, 2 public switches, and 45 remote stations, being the only Brazilian operator to feature a 100% digital telephone network. Sercomtel’s ratio of phone lines per 100 inhabitants is currently 30.05. It also has 4,034 payphones operating with inductive cards. The company is now engaged in the expansion of its optic fiber network.

Sercomtel Celular S/A – Sercomtel’s share capital, amounting to R$ 40.8 million, belongs to the City of Londrina (with a 55% interest), and to COPEL (45%). The company currently relies on 39 radio stations to cover 100% of Londrina’s urban and rural areas. Satellite telephone services have been available since November 1999, when Globalstar’s satellite system started to operate worldwide.
In December 2003 Sercomtel Celular inaugurated its GSM system on area 43, being the first utility to offer such service.
Sercomtel has an installed TDMA capacity of 87,327 terminals and an installed GSM capacity of 18,397 terminals, which represents a ratio of 15.07 terminals for each group of 100 inhabitants.

Onda – COPEL has a 24.5% stake in the Onda ISP, which has enjoyed from its inception the competitive advantages of high speed and high reliability on account of the optic fiber network COPEL has implemented throughout the State for voice, image, and data transmission, in addition to ATM and VPDN.
Onda’s connection to the Internet has an 8 Mbps bandwidth, the fastest in Paraná. Onda currently has about 24,500 subscribers.
In the fourth quarter, in line with its commitment to supply other services to the market in addition to being an internet provider, Onda restated its corporate mission, which now reads: “To provide high safety levels for our customers’ data so as to ensure reliability and continuity for their businesses.” In addition, Onda conducted other activities involving (1) operational break-even, (2) reduction of communication costs, and (3) studies regarding ASP (Application Service Provider) solutions for the SOHO (small and home offices) and corporate markets with their focus on security and business continuity, having launched the first Everest ASP Onda software.

Sanitation Sector

Dominó Holding S/A - Dominó Holding S/A is a company owned by COPEL (with a 15% interest), Construtora Andrade Gutierrez S/A (27.5%), Opportunity Daleth S/A (27.5%), and Sanedo Ltda – Grupo Vivendi (30%), which purchased on June 8th, 1998, in a public auction, 39.71% of the voting stock of SANEPAR (The Sanitation Company of Paraná).
Sanepar currently provides water supply and sewage disposal in 342 out of the 399 Paraná municipalities. About 7.8 million people are served with treated water by Sanepar (98.4% of Paraná’s urban population) and 3.5 million people with sewage disposal services (44.6% of the State’s urban population). The Company is planning to invest heavily in sanitation so as to provide sewage disposal to 70% of the urban population until 2016, which is generally considered a good level of service under Brazilian standards. COPEL’s interest in this sector is part of its corporate growth strategy of adding value to its operations by operating businesses within the geographic territory most familiar to the Company.

Services Sector

Braspower: Braspower was set up under a partnership between COPEL (with a 49% interest), Engevix Engenharia (41%), and Intertechne Consultores (10%) to offer the international market (Southeast Asia and China in particular) technologies developed in Brazil in connection with power and infrastructure projects.
In January and February 2004, Braspower performed a consulting contract in Vietnam with PECC1 (Power Engineering Consulting Company 1) for the review of the Tuyen Quang hydropower project.
The company signed an agreement to render consulting services to the Shuibuya Project, in connection with the stages of construction of the facility’s dam, in the amount of US$ 1 million.
Upon an invitation by the Vietnamese government and local businessmen, Braspower is also participating in the development of the Son La Project.

Escoelectric: Escoelectric is an energy service company (ESCO) constituted in December 1998 to provide specific and competitive multidisciplinary services offering both technical and economic advantages. Its shareholders are COPEL (with a 40% interest) and Lactec (60%).
Escoelectric’s organizational structure is composed of business divisions focusing on power management, operation and maintenance, commissioning and testing services, and recovery of transformers (industrial division).

COPELAmec – COPEL Amec’s shareholders are COPEL (with a 48% interest), Amec (47.5%), and Lactec (4.5%).Located in Curitiba, the company operates mainly on the Brazilian market, but will consider opportunities abroad as well. COPEL-Amec’s engineering services comprise planning and feasibility studies for infrastructure projects, complete EPC (Engineering, Procurement, and Construction) and Owner’s Engineering packages, as well as technical and environmental projects and consulting.

Research and Development Sector

COPEL also participates in LACTEC (Instituto de Tecnologia para o Desenvolvimento) and CETIS (Centro Tecnológico Industrial do Sudoeste Paranaense), two non-profit organizations whose goals are to promote sustainable economic, scientific, technological, and social development, to contribute to the protection and conservation of the environment, and to help fight poverty, working either by itself or in cooperation with other private or public institutions.

LACTEC: Lactec is a joint venture by COPEL, the Commercial Association of Paraná, the Federation of Industries of Paraná, the Institute of Engineering of Paraná, the Federal University of Paraná, and the Brazilian Association of Power Distribution Utilities. Some of LACTEC’s main achievements in 2003 were:
In October, the National System Operator, represented by its President, Mr. Mário Santos, signed in Curitiba a 5year cooperation agreement with LACTEC comprising the performance by the latter of studies, theoretical and applied research, product development, training, courses, internships and exchange of personnel between the parties. Under this agreement, special attention will be dispensed to major advances in power generation and transmission, areas directly connected with the NSO’s legal duties.
Also in October LACTEC and the German Institute for Wind Generation (DEWI) signed a memorandum of understanding (MOU) at the Itamaraty Palace, in Brasília. This memorandum aims at establishing a long-term relationship between the parties comprising mutual cooperation in the development of wind power projects, services, and technological solutions.
On October 31, LACTEC was granted the 2003 FINEP Award for Technological Innovation under the category “Research Institutions”.
On November 25, LACTEC was granted the 11st “Expressão de Ecologia” Award under the category “Environmental Control Technology” for its case “Implementation of a Industrial Waste Management System for COPEL’s Hydro and Thermal Power Plants”.

3.5.2. Projects under way
Power sector

COPEL participates in hydroelectric power generation projects currently under way, whose concessions have been obtained through public tenders conducted by ANEEL. This participation will allow COPEL to increase its power production and sales in the forthcoming years.

Campos Novos Hydroelectric Power Plant: In November 2003, COPEL signed a letter of commitment to sell all its common shares (16.73%) to ENERCAN’s current partners CBA and CNT. This transaction was submitted to ANEEL and was approved under ANEEL’s Resolution o. 53, dated February 17, 2004. COPEL received for its stake in ENERCAN a down payment of R$ 17.66 million in November 2003 and a final payment of R$ 73.55 million in February 2004. Campos Novos installed capacity will be 880 MW.

São Jerônimo – The São Jerônimo project comprises the future São Jerônimo Hydroelectric Facility, on the Tibagi River, in the State of Paraná, located between the towns of Tamarana and São Jerônimo da Serra. It will have two generating units rated 165.5 MW each, for a total of 331 MW of installed capacity, and minimum assured power of 165.5 MW/yr.
The consortium’s current shareholders are COPEL with 41.2% and Tibagi Energética Ltda. with 58.8%.
The implementation of the project is based on a concession for the use of public property won by the São Jerônimo consortium at ANEEL Auction 002/01 on October 3, 2001.
The São Jerônimo’s plant estimated expenditures amount to R$ 510 million and should be met by means of a project finance. In 2001 COPEL signed a 30-year Power Purchase Agreement (PPA) for the totality of the plant’s generation.

Elejor - Centrais Elétricas do Rio Jordão S.A. – The Elejor Power Complex is composed of two hydropower facilities on the Jordão River, in the State of Paraná, the Santa Clara Hydroelectric Power Plant and the Fundão Hydroelectric Power Plant, with a joint installed capacity of 238 MW (total assured power of 135.40 MW/year). The physical layout of the facilities include another two small hydropower units with additional capacity of 5.9 MW.
The concession was put out to tender at ANEEL Auction 002/2001 and awarded on October 25, 2001 to Elejor – Centrais Elétricas do Rio Jordão S.A., a special purpose company constituted to implement the project and run it for 35 years, with an option to extend it for another 35 years as set forth by the ANEEL concession agreement. Elejor’s holders of common (“voting”) shares are COPEL with a 40% interest, Construtora Paineira with 30%, and Triunfo Participações with 30%. Eletrobrás holds all preferred shares.
Total projected capital expenditures amount to R$ 458 million. Commercial generation at the Santa Clara and Fundão facilities is scheduled to begin in 2005 and July 2006, respectively. On December 18, COPEL and Triunfo Participações signed an agreement whereby COPEL shall purchase 30% of the common shares held by Triunfo. According to the agreement, this transaction shall be effective upon approval by ANEEL and by the Council for Economic Law (CADE). In October 2001, COPEL signed a 19-year Power Purchase Agreement (PPA) for the generation of the Santa Clara/Fundão complex.

3.5.3. Projects under research
Power Sector

In association with private-sector companies, COPEL has conducted several technical, economic, and environmental feasibility studies concerning power generation projects held by different consortia, including small hydropower projects, which together amount to 160 MW of installed capacity.

PARTNERSHIPS - DECEMBER 2003

R$ 1,000
Partnerships	COPEL's interest	Total Assets	Patrimônio Líquido Shareholders' equity	Rec. Oper. Líquida Net Oper. Revenues	Lucro Líq Net Inco
Dona Francisca	23.03	433,399	(18,845)	33,237	(3.61)
Palmas	30.00	4,131	4,101	666	638
Foz do Chopim	35.77	67,464	35,882	17,880	12.77
Compagás	51.00	336,717	59,128	256,809	29.40
Sercomtel Telecom	45.00	308,300	242,824	149,589	3.92
Sercomtel Celular	45.00	60,311	40,795	52,865	4.730
Onda	24.50	4,492	(307)	6,961	(903)
Dominó Holding	15.00	498,213	461,257	93,135*	88.24
Braspower	49.00	364	(524)	69	(1,022)
Escoelectric	40.00	3,732	2,331	8,712	453
Copel-Amec	48.00	666	649	1,337	(134)
UEG Araucária	20.00	656,534	(64,025)	87,509	(106.3)
Carbocampel	49.00	3,548	596	85	(145)
Elejor Centrais Elétricas**	35.00***	159,123	114,824	-	-

* Equity investment revenues plus interest on own capital
** Pre-operational stages
*** In December 2003, COPEL acquired 30% of the common shares. Now COPEL’s stake is represented by 70% of common shares (35% of total shares).
Preliminary data

4. FINANCE

Shareholding – As of December 31, 2003, COPEL’s share capital, represented by shares with no par value, was composed as follows:

Millions of shares
ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED "A"	%	PNB PREFERRED "B"	%	TOTAL	%
ESTADO DO PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	28,211	22.0	66,510	24.3
CUSTÓDIA BOLSA (Free Float)	19,564	13.5	122	30.1	99,854	77.9	119,540	43.6
No Brasil	19,236	13.3	122	30.1	58,463	45.6	77,821	28.4
ADS's	328	0.2	-	-	41,391	32.3	41,719	15.2
OUTROS	609	0.4	283	69.9	154	0.1	1,046	0.4
TOTAL	145,031	100.0	405	100.0	128,219	100.0	273,655	100.0

Investor Relations -From January through December 2003, COPEL’s common shares (ON) were traded on Bolsa 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions; class A preferred shares (PNA) were e traded on 2% and class B preferred shares (PNB) on 100% of the trading sessions.
%. On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), were traded on 100% of the trading sessions.

		ON/Common (CPLE3-Bovespa)		PNB/Preferred "B" (CPLE6-Bovespa, ELP-Nyse,XCOP-Latibex)
		TOTAL	Daily average	TOTAL	Daily average
BOVESPA	Number of Trades	15,195	61	106,684	427
	Volume Traded (1000)	32,186,300	128,745	219,311,400	877,246
	Volume (R$ mil) Trading Value (R$ thousand)	237,955	952	2,138,719	8,555
	Presença nos Pregões Presence in Trading Sessions	250	100%	250	100%
NYSE	Quantidade /Volume Traded (1000)			102,444,500	409,778
	Volume (US$ mil) Trading Value (US$ thousand)			325,020	1,300
	Presença nos Pregões Presence in Trading Sessions			250	100%
LATIBEX	Quantidade/Volume Traded (1000)			1,078,472	4,349
	Volume (Euros mil) Trading Value (Euros-thousands)			2,982	12
	Presença nos Pregões Presence in Trading Sessions			248	99%

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the symbol XCOP, on 99% of the trading sessions.
As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the fourth quarter was R$ 8.70 per lot of one thousand shares, and class B preferred shares were traded at R$ 13.60 per lot of one thousand shares. As reported by NYSE, COPEL’s ADSs had a closing price of US$ 4.73 at the end of the period. On Latibex, the Company’s share had a closing price of 3.77 euros.

COPEL’S STOCK PERFORMANCE IN 2003

Power Rates – Under ANEEL Resolution no. 647, dated December 8, 2003 and effective January 1, 2004, COPEL’s Updated Reference Power Rate (Tarifa Atualizada de Referência - TAR), which is considered for the calculation of the compensation for land use, was increased by 12.10%, from R$ 39.43/MWh to R$ 44.20/ MWh.

Under ANEEL Resolution 284, dated June 23, 2003 and effective June 24, 2003, COPEL Distribution was allowed to increase its power rates for sales to final customers by 25.27%, on average. However, electricity bills paid when due have been granted by the Company a discount equivalent to the rate increase. As of January 1, 2004, such a discount was reduced so that a power rate readjustment of 15% could be passed on to customers. Overdue customers have to pay in full the 25.27% rate increase.

R$ / MWh
TARIFFS	Dec 2002	Dec 2003%
Retail	144.55	152.79	5.7
Supply to small power utilities	61.23	74.51	21.7
ITAIPU (purchase) *	124.25	90.45	(27.2)
* Furnas tariff included

Under ANEEL’s Resolution 677, dated December 23, 2003 and effective January 1, 2004, the rates for the transportation of Itaipu’s capacity increased from US$ 17.5553/kW to US$ 17.8474.

R$ / MWh
TARIFFS	Dec 2002	Dec 2003%
Residential	211.64	224.57	6.1
Industrial	96.17	103.84	8.0
Commercial	179.74	187.02	4.1
Rural	129.55	131.52	1.5
Other	133.74	134.77	0.8
TOTAL	144.55	152.79	5.7
Value-added tax not included
Free customers not included

The average rate for sales to final customers in ecember 2003 was R$ 152.79/MWh, having recorded an increase of 5.7% over December 2002. The average Itaipu rate in December 2003 dropped 27.2% compared with December 2002.

CONSUMPTION AND REVENUES BY CATEGORY (INCLUDING FREE CUSTOMERS) Jan - Dec 2003

NOTES ON THE ECONOMIC AND FINANCIAL PERFORMANCE - 4th Quarter 2003

R$ 1,000
ASSETS	4th Quarter 2002 (1)	3rd Quarter 2003 (2)	4th Quarter 2003 (3)	% (3/1)	% (3/2)
Current	1,031,259	1,329,761	1,391,141	34.9	4.6
Cash in hand	199,919	501,055	348,881	74.5	(30.4)
Customers and distributors	552,854	639,181	670,288	21.2	4.9
Allowance for doubtful accounts	(36,534)	(57,133)	(51,570)	41.2	(9.7)
Taxes and social contribution paid in advance	159,853	67,688	76,891	(51.9)	13.6
CRC transferred to State Government	43,305	99,668	123,885	186.1	24.3
Account for Compensation of Portion A	46,030	30,939	59,463	29.2	92.2
Materials and Supplies	20,686	17,214	27,189	31.4	57.9
Service in progress	9,503	3,757	4,238	(55.4)	12.8
Other	35,643	27,392	131,876	270.0	381.4
Long-term Assets	1,684,177	1,969,102	2,062,621	22.5	4.7
CRC transferred to State Government	866,077	904,096	912,441	5.4	0.9
Income Tax and Social Contribution Tax	561,057	578,065	653,256	16.4	13.0
Account for Compensation of Portion A	38,102	216,573	178,390	368.2	(17.6)
Judicial deposits	95,559	107,957	112,385	17.6	4.1
Intercompany receivables	36,624	36,970	61,263	67.3	65.7
Other	86,758	125,441	144,886	67.0	15.5
Permanent Assets	5,831,741	5,737,935	5,731,580	(1.7)	(0.1)
Investments	497,579	494,644	455,702	(8.4)	(7.9)
Property, plant and equipment	5,334,162	5,243,291	5,275,878	(1.1)	0.6
TOTAL	8,547,177	9,036,798	9,185,342	7.5	1.6

Current assets -In the fourth quarter of 2004, current assets grew by 4.6% over the third quarter. The most important variations were:
-“cash in hand” decreased by 30.4% due mainly to thepayment of power purchases from CIEN under the power purchase agreement registered by ANEEL on December 23, 2003;
- the balance of “CRC transferred to State Government” comprises an amount of R$ 103 million corresponding to restated overdue installments from September 2002 through December 2003 plus the amounts due in the short term. On January 29, 2004, the State Government settled the amounts due from September 2002 through January 2003.
-the balance under the “account for compensation ofportion A” – which has allowed distribution companies to offset financial losses – represents transfers from the long-term receivables. Under Joint Ministry Ordinance (Portaria Interministerial) n° 116, dated April 4, 2003, this balance is to be offset in 24 months as of June 2004; and
-an increase in “other current assets” is due to thedisposal of property and rights in the fourth quarter represented by the sale of the Company’s interests in Campos Novos Energia S.A. - Enercan.

Long-term assets – Long-term receivables increased by 4.7% in the fourth quarter, mostly on account of:
- a decrease in “account for compensation of Portion A” due to transfers to current assets; and
-a rise in “other” as a consequence of an increase in collateral deposits in connection with the re-negotiation of the CIEN agreements.

Permanent assets – COPEL’s capital expenditures during the fourth quarter amounted to R$ 123.9 million, out of which R$ 4.2 million were invested in power generation, R$ 28.8 million in transmission, R$ 55.1 million in distribution, R$ 28.2 million in telecommunications, and R$ 7.6 million in partnerships. The drop in “investments” results mostly from the disposal of COPEL’s interests in Enercan (R$ 63.4 million).

R$ 1,000
LIABILITIES	4th Quarter 2002 (1)	3rd Quarter 2003 (2)	4th Quarter 2003 (3)	% (3/1)	% (3/2)
Current	794,749	1,166,274	1,269,143	59.7	8.8
Loans and financing	198,139	148,585	266,358	34.4	79.3
Suppliers	248,882	487,834	400,984	61.1	(17.8)
Taxes and social contributions	160,618	284,046	320,037	99.3	12.7
Accrued payroll costs	45,129	71,318	71,757	59.0	0.6
Pension plan and other post retirement benefits	67,445	76,429	92,173	36.7	20.6
Interest on own capital	643	637	43,219	6,621.5	6,684.8
Other	73,893	97,425	74,615	1.0	(23.4)
Long-term liabilities	3,026,354	2,884,141	3,057,969	1.0	6.0
Loans and financing	2,016,154	1,806,280	1,693,253	(16.0)	(6.3)
Suppliers	6,326	889	272,889	4,213.8	30,596.2
Pension plan and other post retirement benefits	595,905	584,671	565,895	(5.0)	(3.2)
Taxes and social contribution	12,955	73,045	82,316	535.4	12.7
Provision for contingencies	392,041	407,671	408,304	4.1	0.2
Other	2,973	11,585	35,312	1,087.8	204.8
Shareholders' equity	4,726,074	4,986,383	4,858,230	2.8	(2.6)
Capital stock	2,900,000	2,900,000	2,900,000	-	-
Capital reserves	817,288	817,292	817,292	0.0	-
Income reserves	1,008,786	1,269,091	1,140,938	13.1	(10.1)
TOTAL	8,547,177	9,036,798	9,185,342	7.5	1.6

Current liabilities -In the fourth quarter of 2003, current liabilities increased by 8.8% over the previous quarter, mostly on account of:
-a rise in “loans and financing” due to the transfer fromthe long-term of R$ 100 million represented by the 1st series of debentures. The indenture provided for the renegotiation of this series in 2004. COPEL repurchased this series on February 27, 2004.
-a decrease in “suppliers”, resulting basically from thepayment of power purchased from CIEN; and
-a rise in “interest on own capital”, according the proposal from the Board to the Annual Shareholders’ Meeting for distribution in connection with the Company results for 2003 (R$ 42.6 million).

Long-term liabilities –Long-term liabilities recorded an increase of 6.0% in the fourth quarter, mostly due to:
-a drop in “loans and financing” due to the transfer to theshort-term of R$ 100 million represented by the 1st series of debentures.
-an increase in “suppliers” due to the accrual for powerpurchases from CIEN; and
-an increase in “other” due to R$ 22.1 million in losses inconnection with a hedging operation (swap) involving the Eurobond debt.

Shareholders’ equity -By the end of December 2003, COPEL shareholders’ equity amounted to R$ 4.9 billion. As of December 31, 2003, the equity value of each lot of one thousand shares was R$ 17.75 (under the Corporate Law).

DEBT PROFILE - December 2003

R$ 1,000
	Short Term	Long Term	Total
FOREIGN CURRENCY
Eurobonds	7,160	433,380	440,540
IBD	32,831	182,860	215,691
National Treasury	15,355	161,572	176,927
Eletrobrás	5	87	92
Banco do Brasil S,A	7,379	33,417	40,796
Total	62,730	811,316	874,046
DOMESTIC CURRENCY
Eletrobrás	39,438	368,764	408,202
BNDES	5,214	5,165	10,379
Debêntures	157,859	506,761	664,620
Other	1,117	1,247	2,364
Total	203,628	881,937	1,085,565
GENERAL TOTAL	266,358	1,693,253	1,959,611

INCOME STATEMENT	4th Quarter 2002	3rd Quarter 2003	4th Quarter 2003	2002	2003
Operating revenues	1,002,326	1,083,866	1,187,455	3,762,323	4,279,442
Electricity sales to final customers	900,370	897,504	1,014,201	3,328,512	3,736,473
Residential	322,113	342,352	369,565	1,221,145	1,365,309
Commercial	174,463	175,813	195,376	634,945	724,652
Industrial	288,725	260,769	323,410	1,053,648	1,172,135
Rural	39,695	40,595	43,795	145,872	166,748
Other	75,374	77,975	82,055	272,902	307,629
Electricity sales to distributors	33,326	133,190	113,065	193,622	334,157
Use of transmission grid	45,616	31,259	37,914	147,875	112,118
Other revenues	23,014	21,913	22,275	92,314	96,694
Deductions from operating revenues	302,259	327,220	350,365	1,093,772	1,288,620
Value-added tax	221,942	231,588	244,953	829,309	919,151
Regulatory charges	12,901	14,840	16,428	51,485	68,000
Regulatory charges	44,671	54,997	54,473	176,424	195,078
Contingency Fee	22,745	25,795	34,511	36,554	106,391
Net operating revenues	700,067	756,646	837,090	2,668,551	2,990,822
Operating expenses	876,869	683,562	1,029,459	2,353,107	2,895,298
Payroll	123,041	97,388	129,205	362,368	400,303
Pension Plan	21,805	26,299	27,815	88,420	106,190
Materials and supplies	105,509	60,982	76,454	160,475	251,406
Third-party services	52,781	39,182	53,240	185,796	169,317
Electricity purchased for resale	261,578	230,302	494,495	799,287	1,090,392
Transport of electricity capacity	3,723	4,774	4,193	14,625	17,710
Charges for the use of transmission grid	45,080	47,398	90,261	148,763	219,893
Depreciation and amortization	71,004	73,045	74,184	282,390	292,342
Regulatory charges	34,120	27,470	22,725	122,443	123,748
Compensation for the use of water resources	13,555	9,515	9,004	41,206	43,356
Energy development account	-	(5,894)	36,756	-	43,445
Regulatory charges and others	3,791	3,481	1,433	9,305	8,231
Other operating expenses	140,882	69,620	9,694	138,029	128,965
Results of operations	(176,802)	73,084	(192,369)	315,444	95,524
Equity Investment	(17,516)	14,255	9,341	(34,174)	31,730
Financial income (expenses)	120,888	(29,616)	(16,674)	(414,633)	146,741
Non-operating income	(2,064)	(58,355)	40,799	(22,411)	(20,530)
Income (loss) before income tax	(75,494)	(632)	(158,903)	(155,774)	253,465
Social contribution	1,205	(1,509)	18,316	15,609	(22,089)
Income tax	9,625	(3,698)	51,419	25,558	(60,239)
Net income before extraordinary item (loss)	(64,664)	(5,839)	(89,168)	(114,607)	171,137
Extraordinary item	(205,412)	-	-	(205,412)	-
Net income (loss)	(270,076)	(5,839)	(89,168)	(320,019)	171,137
Earnings per thousand shares	(0.2363)	(0.0213)	(0.3258)	(0.4188)	0.6254

STATEMENT OF INCOME

Operating revenues – In the fourth quarter of 2003, net operating revenues grew by 10.6%, basically on account of a 1.9% increase in the total power consumption, the 25.27% rate increase applied to overdue electricity bills as of June 2003 and an increase in revenues from use of the transmission network resulting from the rate increase under ANEEL Resolution 307/2003.

Operating expenses -In the fourth quarter 2003, operating expenses grew by 50.6%. The main variations were:
-Personnel costs increased 32.7% on account of thepayment of a bonus in connection with the Labor Agreement effective October 2003 and a provision for employee profit-sharing (R$ 16 million).
“Pension plan” expenses comprise, besides the estimated actuarial costs, the costs of the benefits package provided to current employees.
The increase in “materials and supplies” results from a provision for the purchase of gas for the Araucaria Thermal Power Plant (“UEG Araucária”) which reached R$ 66.3 million in the fourth quarter .
The 35.9% increase in “third-party services” results from an increase in expenses related to data processing and maintenance of the power system.
The increase in “electricity purchased for resale” results basically from a provision of R$ 252 million for power purchased prior to the re-negotiation of the CIEN Agreements. The new Agreement provides for the payment of such amount in four years (R$ 63 million a year) In addition to this provision, COPEL accrued in the fourth quarter amounts for power purchases as follows: R$ 103.9 million for CIEN, R$ 107.4 million for ITAIPU, R$ 10.5 million for Dona Francisca, and R$ 20.7 million for other power suppliers.
The increase in “charges for the use of transmission grid” comprises the charges for transportation of power purchased from CIEN (before the contracts renegotiation) and the increase of the rate for use of the Basic Network under ANEEL Resolution 307/2003.
The drop in CCC/Regulatory Charges reflects lower disbursements with fuel for thermal generation during the fourth quarter.
The variation in “compensation for the use of water resources” reflects a drop in COPEL’s own power generation in the fourth quarter.
The “Energy Development Account (EDA)” was created under ANEEL Resolution 042/2003 to improve the competitiveness of such power sources as wind, small hydropower facilities, biomass, natural gas, and domestic mineral coal, and to promote the universalization of the energy service. In the fourth quarter, R$ 36.8 million were recorded under the EDA, comprising the period from July through December 2003. The drop in “other operating expenses” reflects basically the provision in the third quarter of Refis interests (R$ 62.2 million), a fact that did not recur in the fourth quarter.

Operating result -COPEL recorded operating losses R$ 192.4 million during the fourth quarter of 2003.

FINANCIAL RESULTS	4th Quarter 2002	3rd Quarter 2003	4th Quarter 2003	2002	2003
Financial Revenues	154,402	75,890	89,395	349,174	322,620
Revenues from cash investments, interest and fees	32,125	37,920	44,339	116,965	141,205
Exchange and monetary gains (loss)	100,677	15,835	12,576	190,254	73,774

Charges on overdue electricity bills	14,752	18,212	26,480	34,830	59,835
Other financial income	6,848	3,923	6,000	7,125	47,806
Financial Expenses	(33,514)	(105,506)	(106,069)	(763,807)	(175,879)
Interest and fees	(58,162)	(52,290)	(49,277)	(188,851)	(209,273)
Exchange and monetary gains (loss)	40,921	(29,500)	(9,269)	(505,128)	119,590
Other financial expense	(16,273)	(23,716)	(47,523)	(69,828)	(86,196)
Financial Results	120,888	(29,616)	(16,674)	(414,633)	146,741

Financial results – In the fourth quarter of 2003, “revenues from cash investments, interest, and fees” increased mostly on account of higher levels of cash in hand.
The increase in “Charges on overdue electricity bills” reflects an increase in the collection of overdue bills during the fourth quarter. The increase in “other financial expenses” represent basically the charges resulting from the swap operation carried out in the fourth quarter (R$ 22.1 million).

Non-operating income- Non-operating income in the fourth quarter amounted to R$ 40.8 million and reflects the disposal of property and rights, especially the sale of COPEL's interests in Campos Novos Energia S.A. (Enercan).

Income (losses) for the period: In the fourth quarter of 2003, the Company recorded net losses of R$ 89.2 million, but accumulated from January through December R$171.1 million in net income (R$ 0.63 per lot of one thousand shares).

Capital Expenditures Program (projected)- COPEL's capital expenditures program for 2004-2008 amounts to R$ 2,104 million, allocated as follows:

In Millions of R$
	2003*	2004	2005	2006	2007	2008
Generation	11.3	39.1	11.0	12.0	13.0	13.5
Transmission	70.9	144.5	117.0	122.9	128.4	133.5
Distribution	158.0	167.2	175.3	184.2	192.7	200.4
Telecommunications	44.9	36.4	76.4	77.7	78.9	82.1
Partnerships	42.1	38.0	18.0	21.0	10.0	10.4
TOTAL	327.2	425.2	397.7	417.8	423.0	439.9

Financial - Jan to Dec 2003
Book Value: R$ 17.75 / per lot of one thousand shares
Profit (loss) per lot of one thousand shares: R$ 0.63
EBITDA: R$ 387.9 million
ROE: 3.52% per year
Liquidity: 1.10
EBIT Margin: 3.19%
Debt / Equity: 40.3%

COPEL'S WHOLLY OWNED SUBSIDIARIES ECONOMIC AND FINANCIAL PERFORMANCE- Jan - Dec 2003

R$1,000
ASSETS (2003)	Generation	Transmission	Distribution	Telecommunications	Partnerships
Current	494,353	133,315	967,675	10,637	82,982
Cash in hand	224,926	68,263	52,510	403	249
Customers and distributors	254,092	36,463	581,146	-	-
CRC transferred to the State Government	-	-	123,885	-	-
Taxes and social contribution paid in advance	8,839	15,743	96,419	3,838	1,847
Materials and Supplies	1	7,577	16,306	3,305	-
Account for Compensation of "Portion A"	-	-	59,463	-	-
Other	6,495	5,269	37,946	3,091	80,886
Long-term assets	309,997	75,629	1,606,356	11,976	30,144
CRC transferred to the State Government	-	-	912,441	-	-
Taxes and social contribution	46,690	40,749	394,290	11,808	4,449
Judicial deposits	3,863	8,853	25,049	168	-
Investees	219,527	20,153	-	-	24,000
Account for Compensation of "Portion A"	-	-	178,390	-	-
Other	39,917	5,874	96,186	-	1,695
Permanent assets	3,090,085	949,344	1,078,418	166,520	442,874
Investment	6,045	2,273	413	-	442,633
Property, plant and equipment	3,084,040	947,071	1,078,005	166,520	241
TOTAL	3,894,435	1,158,288	3,652,449	189,133	556,000

Current Assets
Customers and Distributors – receivables from:
-Generation – power supply bills resulting from ordinarycontracts, initial contracts, and short-term contracts, especially to the Wholesale Power Market;
-Transmission – charges for the use of the transmission system;
-Distribution – sales to final customers; and
-Telecommunications – lease of fiber optics and data transmission channels.

Long-term assets
Deferred income tax and social contribution – the most significant amounts are those in connection with the payment in installments of the subsidiaries' debt to the COPEL Foundation (pension and healthcare plans).

Permanent assets
Plant, property, and equipment – basically made up of:
- Generation – hydroelectric power plants (17) and one (1) thermal power plant, and the system that connects them to the transmission grid;
-Transmission – substations and transmission lines atvoltages of 69 kV or greater, including the Basic Network, and systems for the connection to the generation and distribution grids;
-Distribution – distribution substations and distribution linesat voltages lower than 69 kV, and marketing assets; and
-Telecommunications – telecommunications assets, basically fiber optics.

Investments
-Partnerships – comprises equity in investees.

R$ 1,000
LIABILITIES (2003)	Generation	Transmission	Distribution	Telecommunications	Partnerships
Current	437,944	144,151	876,467	11,889	23,584
Loans and financing	72,372	19,370	67,907	-	-
Suppliers	184,653	2,994	467,023	3,461	31
Taxes and social contribution	28,194	25,207	192,104	897	328
Interest on own capital	106,872	59,784	-	916	22,272
Accrued payroll costs	12,662	11,687	42,904	3,534	819
Pension plan and other post-retirement benefits	22,863	22,173	43,945	3,061	132
Regulatory charges	9,393	760	39,940	13	-
Other	935	2,176	22,644	7	2
Long-term liabilities	1,088,918	241,016	1,612,831	67,241	178,833
Loans and financing	922,735	125,812	644,706	-	-
Pension plan and other post-retirement benefits	104,864	94,625	343,346	22,232	828
Taxes and social contribution	-	-	82,316	-	-
Investees	-	-	139,527	44,599	178,005
Other	61,319	20,579	402,936	410	-
Shareholders' equity	2,367,573	773,121	1,163,151	110,003	353,583
TOTAL	3,894,435	1,158,288	3,652,449	189,133	556,000

Current liabilities

Loans and financing – allocated according to the purpose of the resource application:
- Generation –eurobonds issue and contracts with the IDB and Eletrobrás;
-Transmission – contracts with STN, Eximbank, and Eletrobrás; and
-Distribution – debentures issue and contracts with STN and Eletrobrás.

Suppliers
-Distribution – this caption basically comprises bills frompower purchased for resale from Itaipu and Cien, and power supply purchased from the Wholesale Power Market.

Taxes and Contributions
Distribution – the most relevant tax is the value-added tax
(ICMS) on power sales.
Generation - income tax and social contribution.

Long-term liabilities
Loans and financing – allocated according to the purpose of resource application:
-Generation –eurobonds issue and contracts with theIDB and Eletrobrás;
-Transmission – contracts with STN, Eximbank, andEletrobrás; and
-Distribution – part of debentures issue and contracts with STN and Eletrobrás.
Pension plan – comprises the payment in installments of the debt to the COPEL Foundation in connection with the pension and healthcare plans, accounted for according to the Brazilian SEC Resolution no. 371.
Other liabilities – basically comprises:
-Transmission – provisions for contingencies involvingrights of way for transmission lines; and
-Distribution – provisions for contingencies involvingpower rate increases and labor claims.

R$ 1,000

INCOME STATEMENT (2003)	Generation	Transmission	Distribution	Telecommunications	Partnerships
Operating revenues	922,434	289,792	3,984,461	60,709	31,664
Electricity sales to final customers	29,305	-	3,709,567	-	-
Electricity sales to distributors	878,452	-	212,611	-	-
Use of transmission grid	-	286,665	14,606	-	-
Other revenues	14,677	3,127	47,677	60,709	31,664
Deductions from operating revenues	(60,233)	(21,637)	(1,198,056)	(8,694)	(436)
Net operating revenues	862,201	268,155	2,786,405	52,015	31,228
Operating expenses	616,150	129,425	3,003,878	49,907	4,264
Personnel and pension plan	86,601	74,302	317,724	21,352	3,399
Materials and Third-party services	257,303	12,844	173,214	6,595	682
Electricity purchased for resale	52,090	-	1,795,208	-	-
Charges for the use of transmission grid	49,181	-	377,574	-	-
Depreciation and amortization	100,607	35,072	137,428	19,189	46
Regulatory taxes and other	70,368	7,207	202,730	2,771	137
Operating result	246,051	138,730	(217,473)	2,108	26,964
Financial income (expenses)	24,135	14,819	127,110	1,586	407
Non-operating income (expense)	1,078	(833)	(5,421)	(308)	23,489
Income (loss) before income tax	271,264	152,716	(95,784)	3,386	50,860
Income tax and social contribution	(53,297)	(31,192)	20,113	(1,243)	(3,089)
Net income (loss)	217,967	121,524	(75,671)	2,143	47,771

Statement of income
Revenues
-Generation – power supply under initial contracts,bilateral contracts, and short-term contracts;
-Transmission – use of the transmission grid by third-parties; comprises charges for the use of transmission lines, grids, and substations;
-Distribution – sales to final customers both within andoutside the Company's concession area; and
-Telecommunications – revenues from the lease of fiber optics and data transmission lines.

Operating expenses
Power purchased for resale
- Distribution – comprises power purchased from Itaipu Binacional and CIEN, whose amounts have been adversely affected by the variation of the Brazilian currency in relation to the U.S. dollar, and the purchase of power supply from the Wholesale Power Market.

Charges for the use of the transmission system
-Distribution – comprises charges for the use oftransmission systems owned by third-parties.

Depreciation and amortization – this item stands out on account of the magnitude of “plant, property, and equipment” owned by the subsidiaries.

Regulatory charges
- Generation – the most significant amounts correspond to “compensation for the use of water resources”; and
- Distribution – comprises the fossil fuel account quotas established to offset the costs of power generated by thermal plants not belonging to the interconnected system.

Equity investment
- Partnerships – all the income results from equity in investees, which accounts for the company profits.

Financial income
-Generation – financial expenses: those resulting from theeffects of exchange rate variations on its loans denominated in foreign currencies, especially those resulting from the variation of the Brazilian currency in relation to the U.S. dollar affecting the eurobonds issue and the contract with the IDB;
-Transmission – financial expenses: those resulting from the effects of exchange rate variations on its loans denominated in foreign currencies, especially those resulting from the variation of the Brazilian currency in relation to the U.S. dollar, affecting the contracts with STN and Eximbank; and
-Distribution – financial expenses: those resulting from theeffects of exchange rate variations on its loans denominated in foreign currencies, especially those resulting from the variation of the Brazilian currency in relation to the U.S. dollar, affecting the contracts with STN and the charges from the debentures issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.